

Arrayit Corporation
524 East Weddell Drive
Sunnyvale CA 94089
USA
Phone (408) 744-1331
Fax (408) 744-1711
Website http://arrayit.com

Fax Message - One Page Only

September 14, 2011

United States
Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Attn: Ms. Jeanne Bennett at 202-772-9218

Re: Arrayit Corporation
Form 10-QA for the Quarter Ended June 30, 2011
Submission 798947-11-000029
File No. 001-16381

Dear Ms. Bennett,

Our transfer agent is working with us to add the XBRL annotations to the above referenced amended quarterly report and file it as a second amendment. This is the first XBRL filing for both Arrayit Corporation and for our transfer agent, and we have been working to complete the work timely, but are experiencing some technical difficulties with the new software. We were advised to write you this letter requesting a temporary hardship exemption under Rule 201 of Regulation S-T, to allow us up to six more days to submit the XBRL data exhibit and post it to our website.

We also wish to inform you that we are still working on the outstanding responses to your comment letters, and intend to send responses to you shortly after these first XBRL annotations are filed.

Arrayit Corporation acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed and submitted by:

Rene' Schena

Rene Schena
CEO